SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 05, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 04, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the acquisition of a controlling stake in Globus Telecom. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 05, 2006	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the acquisition of a controlling stake in Globus Telecom.

Exhibit 99

PRESS RELEASE

ROSTELECOM ACQUIRED CONTROLLING STAKE IN GLOBUS TELECOM

Moscow - April 04, 2006 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the acquisition of a controlling stake in Globus Telecom.

Rostelecom has completed the acquisition of 74.57% of Globus Telecom's shares, a Moscow alternative fixed-line operator, for a total cash purchase price of approximately USD 30 million. 59.32% of shares were purchased from Synterra, and a further 15.25% from RTC-Leasing. The results of operations of Globus Telecom will be consolidated in the Company's financial statements beginning from April 2006.

Dmitry Yerokhin, General Director of Rostelecom, commented: "The acquisition of a controlling stake in Globus Telecom is an important step towards further strengthening our competitive position in the retail market. It will enable the Company to increase its share of the Moscow corporate market and to expand the range of services to end-customers."

Globus Telecom is a fixed-line operator with a modern telecommunications infrastructure enabling the provision of services in Moscow and the Russian regions. The company owns 100,000 direct Moscow-code lines and its customer base mainly includes corporate users and state authorities. Thanks to the network of high reliability, Globus Telecom can ensure due level of information security and offer its customers a full package of services, including local and intra-zone telephone services, data transmission as well as leased line services.

***

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S.Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 495 973 9920
Tel.: +7 495 973 9973
Fax: +7 495 973 9977
E-mail: rostelecom@rostelecom.ru